

January 16, 2024

Kevin Britt
Chief Executive Officer
Elate Group, Inc.
305 Broadway, Floor 7
New York, NY 10007

> **Re: Elate Group, Inc.**
> **Amendment No. 20 to Registration Statement on Form S-1**
> **Filed January 8, 2024**
> **File No. 333-264073**

Dear Kevin Britt:

We have reviewed your amended registration statement and have the following comment.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our January 4, 2024 letter.

Amendment No. 20 to Registration Statement on Form S-1

Summary Historical Financial and Other Data, page 16

1.   We note in response to prior comment 3 you revised the As Adjusted amounts for cash and cash equivalents and total stockholders' equity in your capitalization table on page 39 and made corresponding revisions on page 16. Please detail how you computed the As Adjusted amounts for total assets and Working Capital deficit on page 16 as we note these amounts did not change in the latest amendment to your registration statement.

Please contact Jenifer Gallagher at 202-551-3706 or John Cannarella at 202-551-3337 if you have questions regarding comments on the financial statements and related matters. Please contact Cheryl Brown at 202-551-3905 or Lauren Nguyen at 202-551-3642 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Peter Hogan, Esq.